May 8, 2006
VIA EDGAR AND FACSIMILE
Mr. H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 04-05
Washington, D.C. 20549-0405

Re:	Core Laboratories N.V. Preliminary Proxy Statement on Schedule 14A File No. 1-14273 Filed March 21, 2006
Dear Mr. Schwall:
          On behalf of Core Laboratories N.V. (the “Company”), this letter sets forth the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the comment letter dated April 7, 2006 regarding the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).
          The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as given in the Staff’s comment letter.
Preliminary Proxy Statement on Schedule 14A
Item 2. Confirmation and Adoption of Annual Accounts and Director Discharge of Liability
1.	We note your discussion of provisions under Dutch law that permit supervisory directors and managing directors to be discharged from “any liability relating to the performance of their duties” in connection with the review of the fiscal year end Dutch Statutory Annual Accounts. Please provide us with an English translation of the applicable provisions under Dutch law and the by laws of the Company marked to show the relevant provisions under each document that provide for the discharge of liabilities referenced in this proposal. Moreover, revise the proposal to reference the reasons for and the general effect of such a discharge. In revising your disclosure, ensure that it addresses the impact of the law on the directors’ duty of care and explain the limitations, if any, that exist in

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Securities and Exchange Commission       May 8, 2006       Page 2
the law on the Company’s ability to exempt officers and directors from liability for breaches of the duty of care to the Company. We may have further comment.

Response: The Company has decided not to seek the discharge of its managing director and supervisory directors from liability resulting from the performance of their duties as managing director and supervisory directors. We have revised the proxy statement accordingly.

2.	It would appear that shareholders are not being afforded the opportunity to vote for the adoption of the annual accounts for the fiscal year ending December 31, 2005 separately from the discharge of liability of supervisory and managing directors under the provisions of Dutch law referenced in the proposal. Please note our subsequent comment on unbundling of proposals and revise the preliminary proxy statement and proxy card accordingly. Refer to Rule 14a-4(a)(3).

Response: As noted above, the Company has decided not to seek the discharge of its managing director and supervisory directors from liability resulting from the performance of their duties as managing director and supervisory directors. Accordingly, shareholders will be afforded the opportunity to vote solely on the adoption of the annual accounts for the fiscal year ending December 31, 2005.
Item 8. Approval of the Amendment to the Company’s Articles of Association, page 29
3.	Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” In that regard, we note that in Item 8, shareholders are asked to vote on a series of amendments to the articles of association, some of which represent material additions or amendments to existing provisions, without being given the opportunity to vote separately for each material amendment. For example, a single vote in favor of Item 8, constitutes a vote approving amendments to Articles 16, 17, and 18, which relate to the designated age limit of supervisory directors, approval of indemnification of the persons specified in the proposal and approval of subsections to the current articles of association that would allow for the discharge of the management board.

Please revise the proxy statement and proxy card to give consideration to each material proposed amendment to the Company’s articles of association that is currently encompassed in Item 8. Consistent with the requirements of Rule 14a-4(a)(3), please ensure that you unbundled from the proposal, those amendments that are material so that shareholders may vote separately for each such matter. Such revisions should be made to both the proxy statement and the form of proxy card. See Rule 14a-5(a). See Division of Corporation Finance, Manual of Telephone Interpretations, Fifth Supplement.

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Response: The Company has read Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended, and the September 2004 Interim Supplement (the “September 2004 Supplement”) to the Manual of Publicly Available Telephone Interpretations published by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Under Rule 14a-4(a)(3), a proxy must “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” The September 2004 Supplement provides examples of corporate governance-related and control-related provisions that generally would be required to be set out as separate proposals in a proxy statement (e.g., proposals regarding a classified or staggered board, limitations on the removal of directors, supermajority voting provisions, delaying the annual meeting for more than a year, elimination of ability to act by written consent, and/or changes in minimum quorum requirements).

Core Laboratories is incorporated under the laws of The Netherlands. The Netherlands recently adopted certain revisions to its corporation law. In light of these revisions, the Company is requesting that its shareholders vote in favor of certain amendments to the Company’s articles of association that are required by these changes to Dutch law. The proxy statement has been revised so that the amendments that are described in Item 8 consist solely of these “mandatory” amendments, which are required to update the Company’s articles of association so that they reflect current Dutch law. The proxy statement has also been revised to clarify that if these amendments are not adopted by the Company’s shareholders, then the Company’s articles of association will not accurately reflect current Dutch law.

It is our understanding that the Staff is of the view that each voluntary amendment should be in the form of a separate stockholder proposal to the extent such amendment would be material to a reasonable investor. The Company is of the view that only the proposed voluntary amendments relating to the indemnification of directors and to the stock split are individually material, and, therefore, each of those proposals has been described as a separate shareholder proposal. All other voluntary amendments that were previously included in the proxy statement have been eliminated.

The proxy card has also been revised to reflect the changes described above.

4.	In making the revisions outlined above, please ensure that you include a disclosure that informs shareholders of the consequences of approving a particular proposal, while disapproving of another. This comment applies to the unbundling of proposals in Items 2 and 8.

Response: The Company acknowledges the Staff’s comment and the proxy statement has been revised accordingly. In particular, please note that the stock split proposal contained in Item 10 is contingent upon the approval of Item 8. Specifically, if the amendment to convert the Company’s par value from guilders (NLG 0.03) to euros (EUR 0.04) is not approved by the Company’s shareholders, then under Dutch

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law the Company will not be able to effect a 2 for 1 stock split because Dutch law would not permit the Company to split a par value of NLG 0.03. The proxy statement has been revised to clarify this contingency and limitation under Dutch law.
          The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should the Staff have any questions or comments, please contact T. Mark Kelly at 713.758.4592 or Gillian Hobson at 713.758.3747.

Very truly yours, /s/ Vinson & Elkins L.L.P. Vinson & Elkins L.L.P.